

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Via U.S. Mail and Facsimile (563/272-7237)

May 6, 2011

Mr. Steven M. Bradford
Vice President, General Counsel and Secretary
HNI Corporation
408 East Second Street
P.O. Box 1109
Muscatine, Iowa 52761

      Re: **HNI Corporation**
              Form 10-K for the Fiscal Year Ended January 1, 2011
              Filed February 25, 2011
              Definitive Proxy Statement on Schedule 14A
              Filed March 31, 2011
              File No. 001-14225

Dear Mr. Bradford:

      We have completed our review of your filings and do not have any further comments at this time.

                    Sincerely,

                    Jay Ingram
                    Legal Branch Chief